June 17, 2009

VIA EDGAR

Jeffrey Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Symbion, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed March 31, 2009

File No. 000-50574

Dear Mr. Riedler:

Below is the response of Symbion, Inc. (the “Company”) to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated June 2, 2009 regarding the above-referenced Form 10-K for the year ended December 31, 2008 (the “Form 10-K”).  The Staff’s comment is repeated and underlined below for convenience of reference.

Item 15.  Exhibits and Financial Statement Schedules

1.                                      Comment:  We note that the exhibits and schedules to Exhibits 10.3 and 10.13 do not appear to have been filed.  Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement.  Please amend your Form 10-K to file a full and complete copy of the agreements listed as Exhibits 10.3 and 10.13, including any exhibits, schedules and appendices which are included in such agreements.  Please note that if these exhibits or schedules to Exhibits 10.3 and 10.13 are otherwise filed as an exhibit you may insert a note on the page which the annex or schedule is to be located as to the filed location of the document.

Response:   The Company has filed with the Commission today an Amendment No. 1 to Annual Report on Form 10-K/A including a full and complete copy of the agreements listed as Exhibits 10.3 and 10.13 to the Form 10-K in the form such agreements were executed and delivered by the respective parties thereto.  The Company respectfully advises the Staff that the forms of documents referenced as Exhibits B-1, B-2, C and D to the Credit Agreement filed as Exhibit 10.3 to the Form 10-K/A were omitted by the parties at the time of execution of the Credit Agreement.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, as amended; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, as amended; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s response, please contact the undersigned at (615) 234-5901 or the Company’s legal counsel, J. Reginald Hill at (615) 850-8473 or James H. Nixon III at (615) 850-8855.

Very truly yours,

Symbion, Inc.

By:	/s/ Richard E. Francis, Jr.
Richard E. Francis, Jr.
Chief Executive Officer

cc:                                 J. Reginald Hill

James H. Nixon III